SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For November 1, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








1 November 2006

Bank of Ireland announces sale of 90.444% stake in Davy for EUR316.55 million



Bank of Ireland ("Bank of Ireland" or "the Group") announces the sale of its 90.444% equity stake in J&E Davy Holdings Limited ("Davy") to the management and staff of Davy, for a cash consideration of EUR316.55 million (equating to a 100% equity value of EUR350 million).



The profit on disposal after tax is expected to amount to approximately EUR225 million and will be reflected in the results for the year ending 31 March 2007.



Commenting on the announcement, Brian Goggin, Group Chief Executive, Bank of Ireland said:

"Davy has proven to be an excellent investment for Bank of Ireland since the Group first acquired a shareholding in 1988 and I wish its management team well in the future development of the business."



Notes to editors:

Bank of Ireland Group is the leading provider of financial services products in the Republic of Ireland, has a significant position in the UK market and a growing international presence through a number of niche businesses. It employs 16,190 staff, has assets of EUR162 billion and generated pre-tax profits of EUR1.6 billion in the year ended 31 March 2006.



Bank of Ireland first acquired an interest in Davy in 1988. Davy is the leading institutional, corporate and private client broker operating in Ireland, employing over 460 staff. Davy's gross assets amounted to EUR649 million as at 31 December 2005.



ENDS







Contact:

Dan Loughrey                             00 353 1 604 3833
Head of Group Corporate Communications

Geraldine Deighan                        00 353 1 604 3501
Head of Group Investor Relations




This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: November 1, 2006